SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	December 11, 2003 at 7.00 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 Fin-00101 Helsinki, Finland Tel. +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso gives final approval to investments at Kvarnsveden and Skoghall

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s Board of Directors at its meeting on 10 December 2003 approved the plans for building a new paper machine at Kvarnsveden, Sweden, initially announced on 25 October 2002 as part the Asset Restructuring Programme, and for major improvement of energy efficiency at Skoghall Board Mill, Sweden. The investments at Kvarnsveden and Skoghall fall within Stora Enso’s target of keeping capital expenditure at or below the level of depreciation over the cycle.

The purpose of the Asset Restructuring Programme is to increase the overall competitiveness of Stora Enso’s assets, which include about a hundred production units, whilst meeting the growing quality demands of its customers. The plan includes targeted investments, machine specialisation measures and elimination of less-competitive production assets.

Kvarnsveden

Stora Enso will build a new paper machine at Kvarnsveden Mill in Sweden to improve its competitiveness in uncoated magazine paper production. The total investment is estimated at approximately EUR 450 million, and the aim is that the investment cost per tonne should be below EUR 1 000. The annual production capacity of the machine will be about 420 000 tonnes of high-quality super-calendered (SC) papers. The machine is expected to start up at the end of 2005. Paper machine 9 at Kvarnsveden Mill, which has an annual capacity of 130 000 tonnes of improved newsprint, will be shut down when the new SC machine starts up.

The investment will significantly enhance cost efficiency and strengthen Stora Enso’s position in the growing and profitable SC paper market.

The Asset Restructuring Programme also includes other investments in uncoated magazine paper. Paper machine 6 at Maxau Mill in Germany will be rebuilt to enhance its productivity and competitiveness. That machine produces SC-B paper made from recovered fibre.

When the new paper machine at Kvarnsveden has started up, paper machine 3 at Langerbrugge Mill, which has an annual capacity of 165 000 tonnes, will change from making mainly high-quality SC to exclusively SC-B paper. This will allow Langerbrugge to maximise the usage of recycled fibre.

In addition, the Group will cease non-competitive production of SC paper on paper machine 5 at Wolfsheck Mill in Germany when the new machine at Kvarnsveden starts-up. The Group is investigating options for paper machine 5 at Wolfsheck Mill, but it will not continue in production within the Publication Paper division. The mill currently has two paper machines producing some 150 000 tonnes of high-quality SC paper and wallpaper base annually. The mill will be further developed within Stora Enso.

The projects approved will, as previously announced, increase the Group’s annual capacity in high-quality SC paper by around 200 000 tonnes net in the five-year period 2005-2010.

Skoghall

Skoghall Mill’s Energy 2005 investment project aims to secure the future base for board production and strengthen the mill’s energy supply. This will enable cost-effective production with low emissions in both the short and long term. The project includes a new recovery boiler area, evaporation plant and conversion of an oil boiler into a biofuel boiler. The new evaporation plant and recovery boiler will start up in autumn 2005 and the biofuel boiler in summer 2006. Project implementation will begin immediately.

The total investment will amount to EUR 211 million. The investment will reduce the oil consumption of the mill by some 60 000 cubic metres annually and increase electricity self-sufficiency from 15% to about 40%.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com/investors

www.storaenso.com/kvarnsveden

www.storaenso.com/skoghall

Kvarnsveden Mill is a paper mill located in central Sweden. It has an annual production capacity of approximately 670 000 tonnes of newsprint, improved newsprint and uncoated magazine (SC) paper on four paper machines. Kvarnsveden Mill is part of Stora Enso’s Paper Product Area.

Skoghall Mill is a producer of cartonboard for consumer packaging and printing, especially liquid packaging board, board for dry foodstuffs and liner. The mill is an integrated operation based on renewable raw materials that can be recycled or used as fuel. It has an annual production capacity of 650 000 tonnes of cartonboard, such as folding boxboard (FBB), liquid packaging board (LPB) and white top liner (WTL) on two machines. Skoghall Mill is part of Stora Enso’s Packaging Product Area.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.8 billion in 2002. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of paper and board annual production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: December 11, 2003